NEWS RELEASE

SHAW PROVIDES DIVIDEND RATE NOTICE FOR CUMULATIVE REDEEMABLE
FLOATING RATE CLASS 2 PREFERRED SHARES, SERIES B

Calgary, Alberta (August 31, 2016) – Shaw Communications Inc. announced today that it has given the registered shareholders of its Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”) notice of the dividend rate.

Effective September 30, 2016, the Floating Quarterly Dividend for the Series B Shares was set for the second Quarterly Floating Rate Period (being the period from, and including September 30, 2016 to, but excluding December 31, 2016) at 2.512%. The Floating Quarterly Dividend Rate will be reset every quarter.

The Series B Shares are listed on the Toronto Stock Exchange under the ticker symbol SJR.PR.B.

For more information on the terms of, and risks associated with an investment in, the Series B Shares, see Shaw’s prospectus supplement dated May 20, 2011 which is available on sedar.com

About Shaw Communications Inc.

Shaw is an enhanced connectivity provider. Shaw serves consumers with broadband Internet, WiFi, video, digital phone and, through WIND Mobile, wireless services. Shaw Business Network Services provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. Shaw Business Infrastructure Services provides enterprises colocation, cloud and managed services through ViaWest. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (TSX:SJR.B)(NYSE:SJR). For more information, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca